Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement Form S-3 and related Prospectus of Micromet, Inc. for the registration of 13,825,065 shares of its common stock and to the incorporation by reference therein of our report dated March 15, 2007, with respect to the consolidated financial statements of Micromet, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2006, and our report dated March 15, 2007 with respect to Micromet, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Micromet, Inc., included in its Annual Report (Form 10-K/A) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young AG WPG

Ernst & Young AG WPG
Munich, Germany
July 16, 2007